Exhibit 99.1

Page
Interim Condensed Consolidated Statements of Financial Position as at September 30, 2026 and December 31, 2025	F-2
Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2026 and 2025	F-3
Interim Condensed Consolidated Statements of Changes in Equity (Deficit) for the three and nine months ended September 30, 2026 and 2025	F-4
Interim Condensed Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2026 and 2025	F-5
Notes to the Interim Condensed Consolidated Financial Statements	F-6

Orion Digital Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	September 30, 2026	December 31, 2025
Assets
Cash and cash equivalents		20,539	17,702
Restricted cash		1,132	2,462
Marketable securities	5	5,009	14,591
Loans receivable, net	4	55,775	60,650
Prepaid expenses and other receivables		7,202	6,495
Investment portfolio	14	4,269	6,484
Property and equipment		106	175
Investment in sublease, net and right-of-use assets		392	724
Intangible assets	6	23,265	25,996
Goodwill		38,355	38,355
Total assets		156,044	173,634

Liabilities
Accounts payable, accruals and other		15,855	16,461
Lease liabilities		534	1,020
Credit facility	7	46,101	51,713
Debentures	8	30,563	31,886
Deferred tax liability		77	233
Total liabilities		93,130	101,313

Equity
Share capital	16a	388,398	388,730
Contributed surplus		39,700	39,117
Foreign currency translation reserve		(1,443)	(1,483)
Deficit		(363,741)	(354,043)
Total equity		62,914	72,321
Total equity and liabilities		156,044	173,634

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Christopher Payne” , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended		Nine months ended
	Note	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Revenue
Subscription and services		10,995	10,328	32,065	31,456
Interest revenue		6,034	6,635	18,676	19,770
	9,10a	17,029	16,963	50,741	51,226
Cost of revenue
Provision for loan losses, net of recoveries	4	4,720	4,696	13,165	13,920
Transaction costs		467	480	1,476	1,720
		5,187	5,176	14,641	15,640
Gross profit		11,842	11,787	36,100	35,586
Operating expenses
Technology and development		3,104	2,706	8,827	8,266
Marketing		345	1,040	1,635	3,236
Customer service and operations		2,852	2,664	8,193	8,102
General and administration		3,647	3,409	10,738	11,032
Stock-based compensation	16c	149	577	583	1,559
Depreciation and amortization	6	1,691	1,969	5,523	5,952
Total operating expenses	11	11,788	12,365	35,499	38,147
Income (loss) from operations		54	(578)	601	(2,561)
Other expenses (income)
Credit facility interest expense	7	1,338	1,450	4,068	4,286
Debenture and other financing expense	8,17	739	717	2,213	2,444
Accretion related to debentures	8	125	133	386	421
Revaluation loss (gain)	12	530	2,748	2,885	(3,459)
Other non-operating expense (income)		426	(1,018)	790	(3,142)
		3,158	4,030	10,342	550
Net loss before tax		(3,104)	(4,608)	(9,741)	(3,111)
Income tax expense (recovery)		2	(99)	(83)	(238)
Net loss		(3,106)	(4,509)	(9,658)	(2,873)
Other comprehensive loss:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation reserve gain (loss)		280	(234)	40	(1,422)
Other comprehensive income (loss)		280	(234)	40	(1,422)
Total comprehensive loss		(2,826)	(4,743)	(9,618)	(4,295)
Net loss per share
Basic loss per share		(0.13)	(0.19)	(0.41)	(0.12)
Weighted average number of basic and fully diluted common shares (in 000s)		23,591	23,868	23,682	24,160
Weighted average number of fully diluted common shares (in 000s)		23,591	23,868	23,682	24,160

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2025	23,752	388,730	39,117	(1,483)	(354,043)	72,321
Net loss	—	—	—	—	(9,658)	(9,658)
Purchase of common shares for cancellation (Note 16a)	(245)	(342)	—	—	—	(342)
Foreign currency translation reserve	—	—	—	40	—	40
Stock-based compensation (Note 16c)	—	—	583	—	—	583
Other equity adjustment	—	10	—	—	(40)	(30)
Balance, September 30, 2026	23,507	388,398	39,700	(1,443)	(363,741)	62,914

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2024	24,281	389,717	37,424	(416)	(345,508)	81,217
Net loss	—	—	—	—	(2,873)	(2,873)
Purchase of common shares for cancellation	(523)	(1,058)	—	—	—	(1,058)
Foreign currency translation reserve	—	—	—	(1,422)	—	(1,422)
Stock-based compensation (Note 16c)	—	—	1,559	—	—	1,559
Options exercised or converted	19	120	(85)	—	—	35
Balance, September 30, 2025	23,777	388,779	38,898	(1,838)	(348,381)	77,458

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended		Nine months ended
Cash provided by (used in) the following activities:	Note	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Operating activities
Net loss		(3,106)	(4,509)	(9,658)	(2,873)
Items not affecting cash and other items:
Depreciation and amortization	6	1,691	1,969	5,523	5,952
Provision for loan losses	4	4,720	4,669	13,165	13,920
Credit facility interest expense	7	1,338	1,450	4,068	4,286
Debenture and other financing expense	8,17	739	699	2,213	2,426
Accretion related to debentures	8	125	133	386	421
Stock-based compensation expense	16c	149	577	583	1,559
Revaluation loss (gain)	12	530	2,752	2,885	(3,454)
Other non-operating expense (income)		(19)	(1,000)	(35)	(966)
Income tax expense (recovery)		2	(99)	(83)	(238)
		6,169	6,641	19,047	21,033
Changes in:
Net issuance of loans receivable		(2,210)	(6,668)	(8,290)	(15,119)
Prepaid expenses, and other receivables and assets		(898)	934	(698)	5,336
Accounts payable, accruals and other		729	(1,424)	(504)	(5,845)
Restricted cash		653	(546)	1,330	(734)
Net investment in sub-lease		112	112	336	336
		4,555	(951)	11,221	5,007
Interest paid		(2,026)	(2,086)	(6,349)	(6,492)
Income taxes paid		(33)	—	(74)	(59)
Net cash provided by (used in) operating activities		2,496	(3,037)	4,798	(1,544)

Investing activities
Investment in intangible assets	6	(845)	(572)	(2,576)	(1,599)
Purchase of marketable securities	5	—	(4,824)	—	(5,824)
Proceeds from sale of investment portfolio		—	—	214	715
Proceeds from sale of marketable securities		171	13,972	8,558	15,704
Purchases of property and equipment		(20)	(11)	(103)	(39)
Net cash (used in) provided by investing activities		(694)	8,565	6,093	8,957

Financing activities
Lease liabilities – principal payments		(161)	(146)	(486)	(467)
Repayments on debentures	8	(577)	(534)	(1,655)	(1,591)
Advances on credit facility	7	—	1,923	—	4,582
Repayments on credit facility	7	(3,680)	—	(5,577)	(2,499)
Repurchase of common shares	16a	(122)	—	(342)	(1,057)
Net cash (used in) provided by financing activities		(4,540)	1,243	(8,060)	(1,032)

Effect of exchange rate fluctuations on cash and cash equivalents		6	(2)	6	(20)
Net (decrease) increase in cash and cash equivalents		(2,732)	6,769	2,837	6,361
Cash and cash equivalents, beginning of period		23,271	8,122	17,702	8,530
Cash and cash equivalents, end of period		20,539	14,891	20,539	14,891

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

1.
Nature of operations

On December 29, 2025 Mogo Inc. changed its name to Orion Digital Corp. ("Orion Digital," "Orion" or the "Company").

Orion Digital Corp. (formerly Mogo Inc.) is governed by the Business Corporations Act (British Columbia). On June 21, 2019, in connection with the completion of a statutory plan of arrangement with Mogo Finance Technology Inc., the Company was continued from the Canada Business Corporations Act into British Columbia under the Business Corporations Act (British Columbia). The address of the Company’s registered office is Suite 2700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “ORIO”.

Orion Digital Corp. is a financial technology company operating digital platforms across wealth and payments, supported by a consumer lending business in Canada. The Company’s Wealth platform, Intelligent Investing, provides long-term investing solutions to the Canadian market. The Company’s Payments business is operated through Carta Worldwide (“Carta”), a wholly owned subsidiary that provides issuer processing, program management, and regulated payment orchestration services across Europe. The Company allocates capital to support growth in its Wealth and Payments platforms and to maintain balance sheet flexibility.

2.
Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board® and should be read in conjunction with the Company's last annual consolidated financial statements as at and for the year ended December 31, 2025. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board®. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on November 5, 2026.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currencies of the Company's material foreign subsidiaries are as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Morocco SARL (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Moka Financial Technologies Europe (EUR).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

3.
Material accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2025.

On May 31, 2024, the Government of Canada amended section 347 of the Criminal Code effective January 1, 2025. Under the amended section 347 certain revolving line of credit agreements executed prior to January 1, 2025 bearing an APR of approximately 47% qualify under the transitional provisions and continue to accrue interest at the contractual rate.

During 2025 and 2026, changes in United States trade policies, including the introduction and modification of tariffs on imported goods, contributed to continued macroeconomic uncertainty. The Company continues to assess the potential indirect effects of these developments, together with broader economic conditions, when estimating expected credit losses as at September 30, 2026. The probability-weighted macroeconomic scenarios used in the expected credit loss model reflect management's best estimates of the economic conditions expected to exist as at the reporting date. Changes to these forecasts and related estimates will be reflected in future periods as new information becomes available.

New and amended standards and interpretations

The Company adopted the amendments to IFRS 9 and IFRS 7 effective January 1, 2026, including clarifications related to the assessment of contractual cash flow characteristics of financial assets and the derecognition of financial liabilities in electronic payment systems. Based on this adoption, the Company determined that these amendments did not have a material impact on the classification or measurement of its financial assets and liabilities, nor on its disclosures.

Certain other new or amended standards and interpretations became effective on January 1, 2026, but do not have an impact on the interim condensed consolidated financial statements of the Company.

Standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company expects the adoption of IFRS 18 to primarily affect the presentation and disclosure of information in the consolidated financial statements. The Company does not expect the standard to significantly affect the recognition or measurement of amounts recognized in the consolidated financial statements. The Company continues to assess the detailed impact of IFRS 18 ahead of its adoption.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

4.
Loans receivable

Loans receivable represent lines of credit advanced to customers in the normal course of business. The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents the Company's assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off (September 30, 2026 - $3,442, December 31, 2025 - $3,517). These are carried in gross receivables at the net expected collectable amount with no associated allowance.

		As at September 30, 2026
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	55,923	—	—	55,923
Lower risk	1-30 days past due	4,657	—	—	4,657
Medium risk	31-60 days past due	—	1,147	—	1,147
Higher risk	61-90 days past due	—	750	—	750
Non-performing	91+ days past due or bankrupt	—	—	10,145	10,145
	Gross loans receivable	60,580	1,897	10,145	72,622
	Allowance for loan losses	(9,041)	(1,594)	(6,212)	(16,847)
	Loans receivable, net	51,539	303	3,933	55,775

		As at December 31, 2025
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	61,350	—	—	61,350
Lower risk	1-30 days past due	4,173	—	—	4,173
Medium risk	31-60 days past due	—	1,147	—	1,147
Higher risk	61-90 days past due	—	898	—	898
Non-performing	91+ days past due or bankrupt	—	—	10,064	10,064
	Gross loans receivable	65,523	2,045	10,064	77,632
	Allowance for loan losses	(9,481)	(1,634)	(5,867)	(16,982)
	Loans receivable, net	56,042	411	4,197	60,650

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

4.
Loans receivable (Continued from previous page)

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors and determined that historic loan losses are mostly correlated with unemployment rate, inflation rate, bank prime rate and GDP growth rate. These macroeconomic factors were used to generate various forward-looking scenarios used in the calculation of allowance for loan losses. If management were to assign 100% probability to a pessimistic scenario forecast, the allowance for loan losses would have been $1,182 higher than the reported allowance for credit losses as at September 30, 2026 (December 31, 2025 – $1,002 higher).

During the three months ended September 30, 2026, the Company updated the estimated cash recovery rate on charged-off loans used in measuring expected credit losses to reflect recent recovery experience. The change was accounted for prospectively as a change in accounting estimate in accordance with IAS 8. As a result, the allowance for loan losses and the provision for loan losses, net of recoveries, increased by $631 for the three and nine months ended September 30, 2026. There was no corresponding change in the comparative periods.

Overall changes in the allowance for loan losses are summarized below:

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025

Balance, beginning of the period	17,104	15,774	16,982	14,076
Provision for loan losses
Originations	515	1,100	1,899	2,705
Repayments	(162)	(299)	(632)	(957)
Re-measurement	4,367	3,891	13,562	12,195
Charge offs	(4,977)	(4,112)	(14,964)	(11,665)
Balance, end of the period	16,847	16,354	16,847	16,354

5. Marketable securities

	As at
	September 30, 2026	December 31, 2025
WonderFi Technologies Inc.	—	8,698
Bitcoin ETFs	3,512	3,563
Others	1,497	2,330
Total	5,009	14,591

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

6. Intangible assets

	Internally generated technology– completed	Internally generated technology– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2024	26,780	2,087	498	21,000	8,900	1,000	6,800	67,065
Additions	—	2,609	—	—	—	—	—	2,609
Impairment	—	(34)	—	—	—	—	—	(34)
Derecognition – fully amortized assets	—	—	(535)	—	—	—	—	(535)
Transfers	2,295	(2,295)	—	—	—	—	—	—
Foreign exchange translation	—	5	37	—	—	—	—	42
Balance, December 31, 2025	29,075	2,372	—	21,000	8,900	1,000	6,800	69,147
Additions	—	2,576	—	—	—	—	—	2,576
Transfers	1,490	(1,490)	—	—	—	—	—	—
Balance, September 30, 2026	30,565	3,458	—	21,000	8,900	1,000	6,800	71,723

Accumulated amortization
Balance, December 31, 2024	17,966	—	408	8,022	4,622	—	4,967	35,985
Amortization	3,047	—	96	2,101	1,065	—	1,361	7,670
Disposals	—	—	(535)	—	—	—	—	(535)
Foreign exchange translation	—	—	31	—	—	—	—	31
Balance, December 31, 2025	21,013	—	—	10,123	5,687	—	6,328	43,151
Amortization	2,462	—	—	1,575	798	—	472	5,307
Foreign exchange translation	—	—	—	—	—	—	—	—
Balance, September 30, 2026	23,475	—	—	11,698	6,485	—	6,800	48,458

Net book value
Balance, December 31, 2025	8,062	2,372	—	10,877	3,213	1,000	472	25,996
Balance, September 30, 2026	7,090	3,458	—	9,302	2,415	1,000	—	23,265

Amortization of intangible assets of $1,630 for the three months ended September 30, 2026 (September 30, 2025 – $1,903) is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

7. Credit facility

The credit facility consists of a $60,000 senior secured credit facility. On February 26, 2025, the Company amended its credit facility to extend the maturity date from January 2, 2026 until January 2, 2029. As part of the amendment, certain financial covenants were modified, and the interest rate was reduced by 100 basis points to 7% plus the greater of i) 2% and ii) the Secured Overnight Financing Rate (“SOFR”). There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. Availability under the facility is determined monthly based on the level of eligible loan receivables. Borrowing capacity fluctuates with the amount of eligible loans, and any borrowings in excess of the eligible loan receivables must be repaid in accordance with the terms of the agreement. The principal and interest balance outstanding for the credit facility as at September 30, 2026 was $46,101 (December 31, 2025 – $51,713).

During the three months ended September 30, 2026, the Company amended its credit facility to adjust the advance rates applicable to certain loan receivables. The Company assessed the amendment as a non-substantial modification under IFRS 9.

The credit facility is subject to certain covenants and events of default. As at September 30, 2026 and December 31, 2025, the Company was in compliance with its financial covenants and no event of default had occurred. Interest expense on the credit facility for the three and nine months ended September 30, 2026 was $1,338 and $4,068, respectively (September 30, 2025 – $1,450 and $4,286, respectively).

The Company has provided its senior lenders with a general security interest in all present and after acquired property of the Company, including certain pledged financial instruments, cash and cash equivalents.

	September 30, 2026	December 31, 2025
Balance, beginning of the period	51,713	48,792
Advances from credit facility	—	4,942
Payments on credit facility	(5,577)	(2,499)
Interest payable	(35)	478
Balance, end of the period	46,101	51,713

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

8. Debentures

The Company's debentures bear interest at a coupon rate ranging from 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common Shares.

The debenture repayments are payable in either cash or Common Shares, at Orion's option. The number of Common Shares required to settle the repayments is variable based on the Company's share price at the settlement date.

The Company’s debentures balance includes the following:

	As at
	September 30, 2026	December 31, 2025
Principal balance	31,134	32,685
Discount	(1,162)	(1,501)
	29,972	31,184
Interest payable	591	702
	30,563	31,886

	September 30, 2026	December 31, 2025
Balance, beginning of the period	31,886	35,287
Principal repayments	(1,655)	(2,333)
Discount accretion	386	553
Modification	(51)	(1,345)
Other	(3)	(276)
Balance, end of the period	30,563	31,886

The debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of the debentures to January 2, 2029, being the maturity date of the credit facility, with the exception of portions of the debentures whose maturity date was amended to July 2036.

As at March 1, 2025, the Company adjusted the amortized cost of the debentures to give effect to the amended maturity date of the Company's senior secured credit facility from January 2, 2026 to January 2, 2029, and as at April 1, 2026 and, July 1 2026, further adjusted the amortized cost of a portion of the debentures to give effect to an amended maturity date of January 2, 2029 to July 1 2036. The Company determined that each of these adjustments constituted a non-substantial modification of the existing debentures, and the amortized cost of the debentures was recalculated by discounting the revised estimated future cash flows at the existing effective interest rate. The impact of the modifications was recorded in revaluation gain (loss) in the interim condensed consolidated statements of operations and comprehensive income (loss).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

8. Debentures (Continued from previous page)

The outstanding debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

Principal component of quarterly payment
2026	582
2027	2,380
2028	2,510
2029	24,422
2030	131
Thereafter	1,109
31,134

9. Revenue

The following table provides a breakdown of the Company’s total revenues:

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Interest revenue	6,034	6,635	18,676	19,770
Wealth revenue	4,133	3,648	12,094	10,699
Payments revenue	2,772	2,392	7,441	7,533
Other Subscription and Services revenue	4,090	4,288	12,530	13,224
Total revenue	17,029	16,963	50,741	51,226

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

10. Geographic information

(a)
Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Canada	14,257	14,571	43,300	43,940
Europe	2,772	2,392	7,441	7,286
Total	17,029	16,963	50,741	51,226

(b)
Non-current assets

Non-current assets presented below have been based on geographic location of the assets. Intangible assets are allocated based on the location of their legal registration.

	As at
	September 30, 2026	December 31, 2025
Canada	61,997	65,134
Europe	80	100
Other	41	16
Total	62,118	65,250

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

11. Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Personnel expense	5,841	5,521	16,547	16,960
Depreciation and amortization	1,691	1,969	5,523	5,952
Hosting and software licenses	2,018	1,288	5,518	4,022
Marketing	275	1,041	1,441	3,147
Professional services	816	847	2,544	2,084
Stock-based compensation	149	577	583	1,559
Insurance and licenses	382	359	1,142	1,167
Credit verification costs	212	214	619	698
Premises	166	164	515	541
Others	238	385	1,067	2,017
Total	11,788	12,365	35,499	38,147

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization from the interim condensed consolidated statements of operations and comprehensive income (loss):

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Technology and development	4,057	4,040	12,164	12,326
Marketing	347	1,056	1,644	3,282
Customer service and operations	2,890	2,761	8,310	8,401
General and administration	4,494	4,508	13,381	14,138
Total	11,788	12,365	35,499	38,147

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

12. Revaluation loss (gain)

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Realized (gain) loss on investment portfolio and marketable securities	(13)	200	229	(57)
Unrealized loss (gain) on investment portfolio and marketable securities	307	3,049	3,088	(477)
Unrealized (gain) loss on debentures	(36)	5	(34)	(1,362)
Realized foreign exchange (gain) loss	(1)	(11)	(21)	4
Unrealized foreign exchange loss (gain)	273	(495)	(377)	(1,567)
Total	530	2,748	2,885	(3,459)

13. Other non-operating expense (income)

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Restructuring charges	—	—	—	122
Income from investor arrangements	—	(1,000)	—	(4,000)
Other	426	(18)	790	736
Total	426	(1,018)	790	(3,142)

During the nine-months ended September 30, 2025, the Company entered into agreements with WonderFi Technologies Inc. (“WonderFi”), and its related shareholder groups, in exchange for required consents and waivers to amendments to legacy investor rights agreements. The Company recognized $1,000 and $4,000 for the three and nine months ended September 30, 2025, respectively, as income from investor arrangements upon satisfying its obligations under the agreements. The amounts are presented in other non-operating income as the transaction is non-recurring and outside the ordinary course of operations. Of the amount recognized, $1,000 was included in other receivables as at September 30, 2025 and was received in October 2025.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

14. Fair value of financial instruments

(a) Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three and nine months ended September 30, 2026, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
September 30, 2026	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	5,009	—	—	5,009	5,009	—	—	5,009
Investment portfolio		4,269	—	—	4,269	—	—	4,269	4,269
		9,278	—	—	9,278
Financial assets not measured at fair value
Cash and cash equivalents		—	20,539	—	20,539	20,539	—	—	20,539
Restricted cash		—	1,132	—	1,132	1,132	—	—	1,132
Loans receivable	4	—	55,775	—	55,775	—	—	55,775	55,775
Other receivables		—	5,055	—	5,055	—	—	5,055	5,055
		—	82,501	—	82,501
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	15,817	15,817	—	—	15,817	15,817
Credit facility	7	—	—	46,101	46,101	—	46,101	—	46,101
Debentures	8	—	—	30,563	30,563	—	—	30,853	30,853
		—	—	92,481	92,481

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

14. Fair value of financial instruments (Continued from previous page)

(a) Accounting classifications and fair values (Continued from previous page)

		Carrying amount				Fair value
As at December 31, 2025	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	14,591	—	—	14,591	14,591	—	—	14,591
Investment portfolio		6,484	—	—	6,484	—	—	6,484	6,484
		21,075	—	—	21,075
Financial assets not measured at fair value
Cash and cash equivalents		—	17,702	—	17,702	17,702	—	—	17,702
Restricted cash		—	2,462	—	2,462	2,462	—	—	2,462
Loans receivable	4	—	60,650	—	60,650	—	—	60,650	60,650
Other receivables		—	4,846	—	4,846	—	—	4,846	4,846
		—	85,660	—	85,660
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	16,298	16,298	—	—	16,298	16,298
Credit facility	7	—	—	51,713	51,713	—	51,713	—	51,713
Debentures	8	—	—	31,886	31,886	—	—	29,735	29,735
		—	—	99,897	99,897

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

14. Fair value of financial instruments (Continued from previous page)

(b) Measurement of fair values:

(i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio: Equities Unlisted

• Prices of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions

• Revenue multiples (1.14-2.07, 2025: 2.3-2.7)

• Balance sheets and last twelve-month revenues for certain of the investee companies

• Equity volatility (50-110%, 2025: 50-110%)

• Time to exit events

• Discount for lack of marketability (10%, 2025: 5-10%)

• An increase in the revenue multiple would increase fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

14. Fair value of financial instruments (Continued from previous page)

(b) Measurement of fair values (Continued from previous page):

(i) Valuation techniques and significant unobservable inputs (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at September 30, 2026 and December 31, 2025 and classified as Level 3:

	September 30, 2026	December 31, 2025
Balance, beginning of the period	6,484	11,991
Disposal	(214)	(715)
Transfer to Level 1 marketable securities	—	(2,600)
Unrealized exchange (loss) gain	172	(353)
Unrealized loss on investment portfolio	(2,173)	(1,839)
Balance, end of the period	4,269	6,484

In 2025, one of the Company’s investments was transferred from Level 3 to Level 1 following their public listing through a reverse takeover. The investment is now measured using quoted market prices and presented as a marketable security.

The carrying value of the Company's current loans receivable, other receivables, and accounts payable, accruals and other approximates its fair values due to the short-term nature of these instruments. The fair value of the Company's credit facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. The fair value of the Company's debentures was determined based on a discounted cash flow analysis using observable market interest rates for comparable instruments.

(ii) Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
September 30, 2026	Adjusted market multiple (5% movement)	213	(213)

December 31, 2025	Adjusted market multiple (5% movement)	324	(324)

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

15. Nature and extent of risk arising from financial instruments

There have been no significant changes to the Company's risk management objectives, policies or the nature of risks arising from financial instruments since December 31, 2025, as described in Note 22 to the Company's annual consolidated financial statements for the year ended December 31, 2025.

Credit risk

The Company's credit risk continues to arise primarily from its loans receivable. There has been no significant change to the Company's credit risk management approach, underwriting practices, or concentration of credit risk during the three and nine months ended September 30, 2026. Refer to Note 4 for details of the aging and expected credit loss measurement of loans receivable as at September 30, 2026.

Interest rate risk

The Company's credit facility bears interest at a variable rate based on SOFR and is therefore exposed to changes in market interest rates. The facility bears interest at 7% plus the greater of 2% and SOFR. As at September 30, 2026, SOFR is 3.90% (December 31, 2025 – 3.87%). The debentures continue to bear interest at fixed rates and are not subject to cash flow variability from interest rate movements.

Liquidity risk

There has been no significant change to the Company's liquidity risk management approach since December 31, 2025. The amounts presented in the maturity analysis represent undiscounted contractual cash flows. The maturity schedule of the Company's contractual obligations, including its credit facility and debentures, is as follows:

	Remainder of 2026	2027	2028	2029	2030	Thereafter
Commitments - operational
Lease payments	171	378	—	—	—	—
Operating costs under lease agreements	97	227
Accounts payable	2,230	—	—	—	—	—
Accruals and other	13,587	—	—	—	—	—
Other purchase obligations	195	390	—	—	—	—
Interest – Credit facility (Note 7)	1,679	4,944	4,944	27	—	—
Interest – Debentures (Note 8)(1)	669	2,564	2,381	617	114	358
	18,628	8,503	7,325	644	114	358
Commitments – principal repayments
Credit facility (Note 7)	—	—	—	45,658	—	—
Debentures (Note 8) (1)	582	2,380	2,510	24,422	131	1,109
	582	2,380	2,510	70,080	131	1,109
Total contractual obligations	19,210	10,883	9,835	70,724	245	1,467

(1) The debenture repayments are payable in either cash or Common Shares at the Company’s option. The number of Common Shares required to settle the repayments is variable based on the Company’s share price at the repayment date, and accordingly the timing and amount of associated cash outflows may vary. Quarterly debenture payments include both principal and interest components.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

16. Equity

(a)
Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series of preferred shares.

As at September 30, 2026, there were 23,697,825 (December 31, 2025 – 23,943,550) Common Shares and no preferred shares issued and outstanding.

For the three months ended September 30, 2026, the Company repurchased 83,373 Common Shares for cancellation under the share repurchase program at an average price of CAD $1.46 per share, for a total repurchase cost of $122.

For the nine months ended September 30, 2026, the Company repurchased 245,725 Common Shares for cancellation under the share repurchase program at an average price of CAD $1.39 per share, for a total repurchase cost of $342.

(b)
Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at September 30, 2026, the Company held 190,706 Common Shares in reserve (December 31, 2025 – 190,706).

(c)
Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding, and ii) 1,266,667.

Each option entitles the holder to receive one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years and options issued under the prior plan have a maximum contractual term of ten years.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

16. Equity (Continued from previous page)

(c)
Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2024	2,760	—	2.69	1,543	3.06
Options issued	890	1.32	1.86	—	—
Exercised	(19)	4.51	1.86	—	—
Forfeited	(239)	5.20	1.87	—	—
Balance, December 31, 2025	3,392	—	2.55	1,951	2.93
Options issued	102	0.89	1.30	—	—
Forfeited	(44)	14.90	7.97	—	—
Balance, September 30, 2026	3,450	—	2.46	2,509	2.66

The above noted options have expiry dates ranging from November 2026 to September 2034.

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

Nine months ended
	September 30, 2026	September 30, 2025
Risk-free interest rate	3.01%-3.69%	2.73%-2.90%
Expected life	5 years	5 years
Expected volatility in market price of shares	81%-83%	90%-92%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%
Weighted average share price	1.30	1.89

These options generally vest monthly over a four-year period after an initial one-year cliff.

Volatility of the above options is based on the Company's market share price over the last 5 years.

Total stock-based compensation costs related to options for the three months ended September 30, 2026 was $149 (September 30, 2025 – $577).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2026 and 2025

16. Equity (Continued from previous page)

(d) Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2024	769	5.02	402	7.59
Balance, December 31, 2025	769	5.02	769	5.02
Warrants expired	(269)	—	(269)	—
Balance, September 30, 2026	500	2.15	500	2.15

The 500,000 warrants outstanding noted above have expiry dates of August 2027.

17. Related party transactions

During the three and nine months ended September 30, 2026 the Company incurred interest expense on debentures held by related parties. The related party debentures balance as at September 30, 2026, totaled $127 (December 31, 2025 – $126). The debentures bear annual coupon interest of 8.0% (December 31, 2025 – 8.0%) with interest expense for the three and nine months ended September 30, 2026, totaling $3 and $8 respectively (September 30, 2025 – $3 and $8, respectively).